



OPPORTUNITY THROUGH INDEPENDENCE

FIRST MONTAUK FINANCIAL CORP.

2003 Annual Report to Shareholders

CORPORATE PROFILE



FIRST MONTAUK FINANCIAL CORP., through its subsidiaries, provides a broad range of financial products and services to a nationwide network of approximately 440 independent financial professionals and 60,000 retail and institutional customers. The Company's 113 branch offices are located in 28 states.

FIRST MONTAUK SECURITIES CORP., a full service retail and institutional securities brokerage, provides general securities and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses.

MONTAUK INSURANCE SERVICES INC. provides insurance products to independent financial professionals and their clients.

CENTURY DISCOUNT INVESTMENTS (CDI), the Company's discount brokerage division provides on-line trading capabilities and full-service discount brokerage.

The forward-looking statements contained in this report are estimates of the Company's management of future performance and are subject to a variety of risks an uncertainties that could cause actual results to differ materially from management's current expectations.

OPPORTUNITY THROUGH INDEPENDENCE

Dear Fellow Shareholder,

2003 marked the return of positive investor sentiment and increased participation in the financial markets. Throughout three straight years of negative returns in the broad equity markets, Montauk remained increasingly focused on building the necessary infrastructure to support future growth and create a greater balance in our business — between equity and fixed income, institutional and retail, and enhanced private offerings. This year we clearly benefited from this focus, as we report a significant growth in revenues over 2002.

Total revenues for the fiscal year increased by 21%, to $58.2 million, compared to $48 million for the year ended December 31, 2002. The Company also reported a net loss applicable to common stockholders of $3.5 million or $.40 per basic and diluted share for fiscal 2003, compared to a net loss applicable to common stockholders of $3.1 million or $.36 per basic and diluted share for fiscal 2002. The loss is attributed primarily to ongoing litigation expenses.

Last year, Montauk Financial Group succeeded in delivering our most important mission: to increase revenues while providing clients with sound investment advice. However, ongoing litigation expenses stemming from the sale of certain high-yield corporate bonds had a profound impact on our results. While many aspects of the securities business involve risk, we are committed to minimizing our litigation costs moving forward. We have improved our compliance and supervisory controls and revised our litigation management procedures. We are hopeful that these measures will lead to better control of our risks, as we apply the firm's energies and resources to maximizing future success.

This year marked a change in senior management at Montauk Financial Group. Effective January 1, 2004, Victor K. Kurylak was appointed President and COO. I remain Chairman of the Board of Directors; William J. Kurinsky was appointed Vice Chairman and CEO. Together we look forward to tackling the challenges and seizing the opportunities that lie ahead.

The Independent Business Model

As one of the nation's leading independent firms, Montauk Financial Group remains dedicated to providing financial professionals the opportunity to succeed as independent advisors. Our well-established business model — the financial professional as an independent affiliate — has proven to be a successful formula in the rapidly changing financial services industry.

The economic rebound in 2003 has boosted confidence and encouraged many entrepreneurs to start their own businesses. To that end, our efforts to recruit additional qualified financial professionals are yielding positive results as we continue to expand our affiliate branches.

Looking Forward

We enter 2004 confident that Montauk is positioned to take advantage of growth opportunities. Having successfully navigated the challenging down-markets of the last few years, we believe we are on the road to a better economy, the return of investor confidence and a return of shareholder value. Our various businesses segments are performing well, and while we cannot predict whether markets will continue their upward trend, we are committed to securing the best possible returns for our investors.

In closing, we would like to thank our shareholders, customers, dedicated employees and financial professionals for their continued support and confidence.

Sincerely,



Herbert Kurinsky
Chairman of the Board



William J. Kurinsky
Vice Chairman, CEO

Table of Contents

SELECTED FINANCIAL DATA 4

MANAGEMENT'S DISCUSSION AND ANALYSIS 5

REPORT OF INDEPENDENT AUDITORS 17

CONSOLIDATED FINANCIAL STATEMENTS 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

STOCKHOLDER INFORMATION 43

CORPORATE DIRECTORY .... INSIDE BACK COVER

Selected Financial Data

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Statement of Operations:					
Total revenues	$ 58,226,682	$ 47,966,744	$ 51,220,415	$ 59,329,886	$ 57,584,616
Total expenses	$ 61,245,725	50,633,179	56,519,627	59,978,373	54,752,198
Income (loss) before income taxes	(3,019,043)	(2,666,435)	(5,299,212)	(648,487)	2,832,418
Provision for income taxes (benefit)	499,000	294,000	(90,989)	6,721	549,140
Extraordinary loss – extinguishment of debt, net of tax	—	—	—	34,200	—
Net income (loss)	$ (3,518,043)	$ (2,960,435)	$ (5,208,223)	$ (689,408)	$ 2,283,278
Net income (loss) available to common stockholders	$ (3,542,882)	$ (3,059,722)	$ (5,306,976)	$ (792,136)	$ 2,215,528
Per share of Common Stock:					
Basic:	$ (.40)	$ (.36)	$ (.61)	$ (.08)	$ .22
Diluted:	$ (.40)	$ (.36)	$ (.61)	$ (.08)	$ .21
Financial condition:					
Total assets	$ 12,596,776	$ 11,425,506	$ 14,227,562	$ 16,913,063	$ 17,059,184
Total liabilities	$ 16,684,215	$ 12,203,196	$ 11,934,884	$ 9,203,672	$ 7,429,046
Temporary Equity-Shares subject to redemption	$ —	$ —	$ 6,500	$ 6,500	$ 36,500
Stockholders' equity (deficit)	$ (4,087,439)	$ (777,690)	$ 2,286,181	$ 7,702,891	$ 9,593,638

Overview

We are a New Jersey-based financial services holding company whose principal subsidiary, First Montauk Securities Corp., has operated as a full service retail and institutional securities brokerage firm since 1987. Since July 2000, First Montauk Financial Group has operated under the trade name "Montauk Financial Group" and provides a broad range of securities brokerage and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. In 1997, Montauk Financial Group established Century Discount Investments, a discount brokerage division. We also sell insurance products through our subsidiary, Montauk Insurance Services, Inc.

Montauk Financial Group has approximately 439 registered representatives and services over 60,000 retail and institutional customers. With the exception of two corporate-leased branch offices, all of our other 113 branch office and satellite locations in 28 states are owned and operated by affiliates; independent representatives who maintain all appropriate licenses and are responsible for all office overhead and expenses. Montauk Financial Group also employs registered representatives directly at its corporate office and its two company-leased branch offices.

Montauk Financial Group is registered as a broker-dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, the Municipal Securities Rule Making Board, and the Securities Investor Protection Corporation and is licensed to conduct its brokerage activities in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. All securities transactions are cleared through Fiserv Securities, Inc. of Philadelphia, Pennsylvania with various floor brokerage and specialist firms also providing execution services. These arrangements provide Montauk Financial Group with back office support, transaction processing services on all principal, national and international securities exchanges, and access to many other financial services and products which allows Montauk Financial Group to offer products and services comparable to larger brokerage firms.

Montauk Financial Group's revenues consist primarily of commissions and fee income from individual and institutional securities transactions, mutual fund and annuity sales and investment banking services, such as private and public securities offerings. The following table represents the percentage of revenues generated by each of these activities during the last fiscal year:

Equities:	
Listed & Over-The-Counter Stocks	56%
Debt Instruments:	
Municipal, Government and Corporate Bonds and Unit Investment Trusts	8%
Mutual Funds	10%
Options: Equity and Index	4%
Insurance and Annuities	7%
Investment Banking and Corporate Finance	4%
Investment Advisory Fees	3%
Miscellaneous (1)	8%
Total	100%

(1) Miscellaneous includes interest income, amortization of deferred revenue and recovery of bad debts.

We engage in a highly competitive business. Therefore, our earnings, like those of others in the industry, reflect the activity in the markets and can and do fluctuate accordingly.

FACTORS AFFECTING "FORWARD LOOKING STATEMENTS"

From time to time, we may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost of doing business, (v) fluctuations in currency rates, (vi) general economic and political conditions, both domestic and international, (vii) changes in the rate of inflation and related impact on securities markets, (viii) competition from existing financial institutions and other new participants in competition from existing financial institutions and other new participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry, and (x) changes in federal and state tax laws which could affect the popularity of products sold by us. We do not undertake any obligation to publicly update or revise any forward-looking statements.

RESULTS OF OPERATIONS — THREE YEARS ENDED DECEMBER 31, 2003

The results of operations for fiscal 2003 showed an increase in revenues over fiscal 2002, as investors returned to the equity markets. Total revenues for 2003 increased $10,260,000, or 21.4%, to $58,227,000, as compared to 2002. However, the net loss applicable to common stockholders for 2003 was $3,543,000, approximately 19% greater than the net loss applicable to common stockholders of $3,060,000 for 2002.

	Year Ended December 31,				
	2003		2002		2001
	(000's)	% Change	(000's)	% Change	(000's)
Revenues:					
Commissions	41,950	15	36,514	(3)	37,808
Principal Transactions	9,466	41	6,728	(16)	8,022
Investment Banking	2,439	142	1,008	(32)	1,483
Interest/Other	4,371	18	3,717	(5)	3,907
Total Revenues	58,226	21	47,967	(6)	51,220

The primary source of our revenue is commissions generated from securities transactions, mutual funds, syndicate offerings and insurance products. Total revenues from commissions increased $5,437,000, or 15%, from fiscal 2002 to fiscal 2003. The increase resulted from stronger volume of transaction business executed by our registered representatives on behalf of customers, who were more active in the purchase and sale of stocks, bonds, options and mutual funds than in the previous two years.

Revenues from agency transactions increased $5,467,000, or 24%, from $22,732,000 in 2002, to $28,199,000 in 2003. As a percentage of total revenues, agency revenues, which consist primarily of equity and options transactions, increased from 47% in 2002, to 48% in 2003. The 2002 revenues were 4% greater than the 2001 revenues of $21,918,000 in this category.

Mutual fund revenues decreased slightly from $5,756,000 in 2002, to $5,717,000 in 2003, a decrease of less than 1%. We anticipate that the level of mutual fund sales will continue to decline in light of the recent disclosure of regulatory investigations into the mutual fund industry. In 2002, mutual fund commissions increased from the 2001 fiscal year by 13% due to the sale of certain products including principal protection plans, bond funds and 529 College Savings Plans.

Revenues from insurance commissions also decreased in 2003, from $5,101,000 in 2002 to $4,212,000 in 2003, a decrease of $889,000. This decrease is reflective of a shift in investor focus from insurance-related investments back toward the equity markets. For 2001 insurance commissions were $8,160,000 due primarily from the sales of certain variable annuity contracts. The large commissions associated with these products in 2001 were a one-time occurrence that was not repeated during 2002 or 2003 primarily due to the fact that the registered representative responsible for a majority of these commissions is no longer associated with us.

Fees generated from managed accounts have continued to increase over the years through efforts that began in 2001. In 2003, revenues were $1,880,000, up from $1,343,000 in 2002, an increase of 40%. This increase of 40% is attributable to the increased interest by investors who prefer to pay a fee based on a percentage of asset value, rather than commissions paid on transactions. As this structure has increased in popularity industry-wide, we have increased our focus on servicing and increasing this business segment. In 2001 fee based revenues were $962,000, 39% below the 2002 revenues.

Total revenues from principal transactions, which include mark-ups/mark-downs on transactions in which we act as principal, proprietary trading and the sale of fixed income and equity securities, showed increases for 2003. Gross revenue from principal transactions increased $2,739,000, from $6,728,000 to $9,466,000, an increase of 41% over the 2002 year. Revenues from proprietary equity trading decreased in 2003 when compared with the previous year. For 2003, profits from trading were $774,000, compared to $1,075,000 for the 2002 year. Revenues from all fixed income sources, which include municipal, government, corporate bonds and unit investment trusts increased to $4,446,000, from $3,322,000 for the 2003 year.

In 2002, we implemented new policies and procedures governing firm trading operations, which resulted in fewer inventory accounts, shorter holding periods of securities positions, and improvements in risk management.

Investment banking revenues for the 2003 fiscal year increased significantly, to $2,439,000, an increase of $1,431,000 over 2002, as investment banking and syndicate business increased substantially over prior years. This category includes new issues of equity and preferred stock offerings in which we participated as a selling group or syndicate member. After two years of sluggish activity in this segment, we were able to generate greater volume during the 2003 year as more companies returned to the capital markets.

Interest and other income for 2003 totaled $4,371,000, as compared to $3,718,000 for 2002, an increase of $653,000. Interest income as a component of this segment, increased about 5% or $125,000, in 2003, when compared to the 2002 year. The primary reason for the increase in other income is attributable to the recognition of deferred income, and recovery of bad debt write-offs. For financial reporting purposes, the cash advances that were received from our clearing firm, Fiserv Securities, Inc., are deferred and amortized on a straight-line basis over the remaining contract term. Other income included amortization of approximately $726,000, $589,000, and $400,000 in fiscal 2003, fiscal 2002 and fiscal 2001, respectively.

	Year Ended December 31,				
	2003		2002		2001
	(000's)	% Change	(000's)	% Change	(000's)
Expenses:					
Commissions, employee Compensation & benefits	46,218	17	39,572	(7)	42,356
Clearing and floor brokerage	2,934	10	2,666	(18)	3,247
Communications and occupancy	2,659	(12)	3,006	(7)	3,249
Legal matters and related costs	5,837	363	1,260	(48)	2,415
Other operating expenses	3,393	(16)	4,030	(21)	5,077
Interest	204	106	99	(43)	175
Total Expenses	61,245	21	50,633	(6)	56,519

Total expenses increased by $10,612,000, or 21%, to $61,245,000 in 2003, from $50,633,000 in 2002. Compensation and benefits expense for management, operations and clerical personnel, increased slightly in 2003, from $7,026,000 (15% of revenues) to $7,061,000 (12% of revenues), an increase of $35,000 over the 2002 year. When compared with the 2001 year, compensation and benefits decreased $1,206,000. Commission expense, the largest expense category, which is directly related to commission revenues, increased 20%, or $6,611,000, from $32,546,000 for the 2002 year to $39,157,000 for the 2003 year. Commissions as a percentage of total revenues remained relatively constant at 67% for all three years. We employed approximately 90 salaried employees as of December 31, 2003, 97 salaried employees as of December 31, 2002, and 106 salaried employees as of December 31, 2001. In fiscal 2001, certain cost cutting measures were implemented in response to the decrease in revenues and trading activity. These measures included a reduction in executive officers' salaries and personnel layoffs. Additional layoffs were made in 2002 to further reduce expenses.

Clearing and floor brokerage costs, which are determined by the volume and type of transactions, increased $268,000, to $2,934,000 in 2003, from $2,666,000 in 2002, which was a decrease of $581,000 from the 2001 expense of $3,247,000. As a percent of revenues, clearing costs were approximately 5% for 2003 as compared with 5.6% and 6.3% in years 2002 and 2001, respectively. The percentage of clearing costs to gross revenues can fluctuate on an interim basis depending upon the product mix. Certain transactions, such as options and bonds, have a higher execution and clearing cost than others.

Communications and occupancy costs decreased 12%, or $347,000, to $2,659,000 in 2003 from $3,006,000 in 2002, which was a decrease of $243,000 from the 2001 expense of $3,249,000. As a percentage of revenue, communications and occupancy decreased to 4.6%, from 6.3% for both the 2002 and 2001 years. The decrease in communications and occupancy costs was the result of the elimination of three company-leased branch offices and their related costs and equipment rental expenses.

Legal matters and related settlement costs increased by $4,615,000, to $5,875,000 in 2003, from $1,260,000 in 2002. In July 2003, we entered into a settlement agreement with certain claimants in order to settle pending arbitration proceedings that were brought against us within the last eighteen months. The covered proceedings arose out of customer purchases of certain high-yield corporate bonds that declined in market value and subsequently defaulted. The settlement agreement covers eleven separate claims that sought an aggregate of approximately $12.3 million in damages. In exchange for the consideration we provided, each claimant granted a general release of claims in our favor and all individual respondents, with the exception of the registered representative who had handled the claimants' accounts. In consideration for the release, we paid an aggregate of $1,000,000 cash and issued 500,000 shares of our common stock and warrants to purchase an additional 750,000 shares of our common stock to those claimants. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock underlying the warrants and fifty percent of the shares of common stock issued in connection with the settlement agreement.

In addition, the settlement agreement provides that we may be obligated to make additional payments of up to $600,000, in the event that claimants elect to exercise the warrants on certain dates. Specifically, upon the election of the majority of then existing warrant holders to exercise up to a maximum of 250,000 warrants, respectively during the months of June 2004, June 2005 and June 2006, the claimants, upon exercising their warrants, will be required to sell the shares in the open market. Thereafter, we would pay to the claimants up to an aggregate amount of $200,000 less the amount received by the claimants from the sale of their shares, net of commissions. In the event that warrant holders do not elect to exercise the warrants during a particular period, we will not be required to make a payment for that period.



We are currently defending nine additional claims relating to the sale of the high-yield bonds referenced in the preceding paragraphs. The claimants in these matters seek compensatory damages in excess of $4.3 million, plus punitive damages and the recovery of various costs. We are vigorously defending theses actions and believe that there are meritorious defenses in each case. There is no insurance coverage available for the payment of settlements and/or judgments that may result from these particular claims.

In 2002, we filed a claim against one of our competitors for raiding, unfair competition and unfair use of proprietary and confidential information. In 2003, the matter was resolved between the parties and we received a cash payment from the respondent firm, with specific restrictions on the solicitation, and limitation on the hiring of our registered representatives and employees by the respondent for a specific time period. The agreement also requires the payment of liquidated damages by each party in the event of a breach of its terms.

Montauk Financial Group is also a respondent or co-respondent in various other legal proceedings which are related to its securities business. Montauk Financial Group is contesting these claims and believes there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage in any particular case is determined on a case by case basis by the insurance carrier, and is limited to the coverage limits within the policy for any individual claim and in the aggregate. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on our consolidated financial condition, results of operations and cash flows in any particular quarterly or annual period, or in the aggregate, and could impair our ability to meet the statutory net capital requirements relating to our securities business.

As of December 31, 2003, we have accrued for litigation costs that are probable and can be reasonably estimated based on a review of existing claims, arbitrations and unpaid settlements. Management cannot give assurance that this accrual will be adequate to cover actual costs that may be subsequently incurred. It is not possible to predict the outcome of other matters pending against Montauk Financial Group. All such cases are, and will continue to be, vigorously defended.

Other operating costs decreased $637,000, to $3,393,000 in 2003, from $4,030,000 in 2002. In 2003, we took less of a write off for customer and broker bad debts as compared to 2002 and 2001. This expense item was $73,000 in 2003 compared to $1,021,000 and $1,281,000 in 2002 and 2001, respectively. From 2001 to 2002, other operating expenses decreased $1,047,000, from $5,077,000 to $4,030,000.

Professional liability insurance premiums have substantially increased in fiscal 2003 due to a hardening in the market for broker-dealer professional liability and directors and officers insurance coverages. Many insurance carriers have eliminated these types of coverages, while others have substantially increased premiums and deductible limits. Our registered representatives have historically paid the cost of errors and omission insurance. However, to stay competitive in the marketplace for registered representatives, we absorbed a large portion of these premiums in 2003. The net cost to us for this errors and omissions insurance increased by $332,000, from $7,000 in 2002 to $339,000 in 2003. The amount of this cost will continue to be dependent on the number of registered representatives associated with us throughout the year.

Income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 was $499,000, $294,000 and $(90,989), respectively. The effective tax rate on pre-tax loss was 16.5%, 11.0% and (2.8)% during 2003, 2002 and 2001, respectively. The difference in the rate from fiscal 2002 to fiscal 2003 was due primarily to a reduction in the 2002 provision to reflect a federal loss carryback refund claim of approximately $212,000. During the fourth quarter of 2002 and 2003, we received the final two payments of $1,250,000 under the financing agreement with our clearing firm. The payments were taxable in the year of receipt. Previously recorded deferred tax assets were charged against that income in both years. As of December 31, 2003, other future tax benefits have been entirely offset by a valuation allowance because, based on the weight of available evidence, it is more likely than not that the recorded deferred tax assets will not be realized in future periods. The difference in the rate from 2002 to 2001 was due primarily to higher federal loss carryback refund claims in 2001, as well as an increase in the 2001 valuation allowance to offset deductible temporary differences that did not meet the "more likely than not" realization test.

For 2003, we reported a net loss applicable to common stockholders of $3,543,000, or $.40 per basic and diluted share, as compared to a net loss applicable to common stockholders reported in fiscal 2002 of $3,060,000, or $.36 per basic and diluted share. For 2001, we reported a net loss applicable to common stockholders of $5,307,000, or $.61 per basic and diluted share. The net loss for 2003 was primarily related to the legal fees and settlement costs attributable to several arbitrations reserved and paid for in 2003, as described in more detail above and in Footnote 14 to the financial statements.

Liquidity and Capital Resources

We maintain a highly liquid balance sheet with approximately 70% of assets consisting of cash and cash equivalents, securities owned, and receivables from our clearing firm and other broker-dealers. The balances in these accounts can and do fluctuate significantly from day to day, depending on general economic and market conditions, volume of activity, and investment opportunities. These accounts are monitored on a daily basis in order to ensure compliance with regulatory net capital requirements and to preserve liquidity.

Overall, cash and cash equivalents increased for 2003 by $803,000. Net cash used in operating activities during 2003 was $625,000, as a result of the net loss for 2003 of $3,518,000, adjusted by non-cash charges including depreciation and amortization of $510,000, increases in the amount due from clearing firm of $628,000 and other assets of $736,000, offset by net increases in commissions, accounts payable and accrued expenses of $1,616,000.

We received cash advances under the financing agreement with Fiserv of $1,250,000 in both 2002 and 2001. Under this agreement, we received our fourth and final advance of $1,250,000 in November 2003.

Investing activities required cash of $139,000 in 2003. Additions to capital expenditures consumed $166,000, while decreases in other assets provided $27,000.

Financing activities provided cash of $1,567,000 during the 2003 year. We received gross proceeds of $2,105,000 in 2003 from a private offering of 6% convertible debentures. This was partially offset by notes and capital lease repayments of $269,000, dividend payments to preferred shareholders of $25,000 and a decrease in the cash portion of deferred financing costs of $244,000.

In connection with the settlement agreement we entered into in July 2003, regarding the settlement of eleven pending arbitration proceedings discussed above, we issued 750,000 five-year warrants in three classes of 250,000 warrants each. Class A warrants have an exercise price of $.40 per share; Class B and Class C warrants have exercise prices of $.25 per share. The settlement agreement provides that we may be obligated to make additional cash payments of up to $600,000 in the event that claimants elect to exercise the warrants on certain dates. Specifically, if a majority of then existing Class A warrant holders elect to exercise the remaining warrants in their particular class during the month of June 2004 (the "Required Exercise Event"), the claimants, upon exercising their warrants, will be required to sell the shares in the open market. If the warrants are exercised and the shares sold, we will pay to the claimants up to an aggregate amount of $200,000 less the amount received by the claimants from the sale of their shares, net of commissions. This process will be repeated for remaining Class B and Class C warrant holders during the months of June 2005 and June 2006, respectively.

In the alternative, we may elect or be required to redeem the unexercised warrants for up to $.80 per warrant, or a maximum of $200,000 per class, depending upon the then prevailing market price of our common stock on or about the date of the Required Exercise Event of a particular class. We may call a warrant class for redemption if the average market price of the underlying common shares during the ten trading days immediately preceding the date upon which we receive notice that the warrant holders of a particular class have elected to declare a Required Exercise Event is less than $1.20. We will be required to redeem the warrants for $.80 per warrant in cash if the average market price of the underlying common shares during the ten trading days immediately preceding the date upon which we receive notice that the warrant holders of a particular class have elected to declare a Required Exercise Event is less than or equal to the warrant exercise price. In the event that warrant holders of a particular class elect not to declare a Required Exercise Event, our guarantee will be canceled with respect to that class.

Consolidated Contractual Obligations and Lease Commitments

The table below provides information about our commitments related to debt obligations, leases, guarantees and investments as of December 31, 2003. This table does not include any projected payment amounts related to our potential exposure to arbitrations and other legal matters.

As of December 31, 2003 **Expected Maturity Date**

Category	2004	2005	2006	2007	2008	After 2008	Total
Debt Obligations	0	0	0	$ 1,030,000	$ 2,105,000	0	$ 3,135,000
Capital Lease Obligations	$ 114,000	$ 15,711	0	0	0	0	$ 130,107
Operating Lease Obligations	$ 1,103,126	$ 296,302	$ 169,500	0	0	0	$ 1,568,928
Purchase Obligations							
Other Long-Term Obligations Reflected on Balance Sheet under GAAP	$200,000(1)	$200,000(1)	$200,000(1)	0	0	0	$ 600,000(1)
Total	$1,417,126	$ 512,013	$ 881,513	$ 1,030,000	$ 2,105,000		$ 5,434,035

(1) Expected payment obligations embodied in the warrants subject to put options. For more detailed information please refer to Footnote No. 12 of the consolidated financial statements.

Net Capital

At December 31, 2003, Montauk Financial Group had net capital of $757,047 which was $344,479 in excess of its required net capital of $412,568, and the ratio of aggregate indebtedness to net capital was 8.17 to 1.

Financing Activities

In 1999, we completed a private offering of Series A Convertible Preferred Stock in connection with the settlement with holders of leases of Global Financial Corp. Under the terms of the offering, each Global lease investor who participated in the offering received one share of Preferred Stock in exchange for every $5 of lease investment value that the investor was entitled to receive from Global after certain adjustments. Each leaseholder was required to assign their interest in all lease payments to which they were entitled. Each share of the Preferred Stock is convertible into two shares of Common Stock and pays a quarterly dividend of 6%. Pursuant to the offering, we issued an aggregate of 349,511 shares of Series A Preferred Stock. The offering was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder. We have suspended the quarterly payments of our Series A Preferred Stock dividend in accordance with applicable state law. (See Footnote 17 to the consolidated financial statements).

In October 2002, we commenced a private offering of up to $3,000,000 of 6% convertible debentures to accredited investors. Each debenture is convertible at an initial conversion price of $0.50 per share, subject to adjustment for stock dividends, combinations, splits, recapitalizations, and like events. Interest on the debentures accrues at the rate of 6% per annum and is payable in cash on a semi-annual basis on April 1st and October 1st of each year until maturity or conversion. Each debenture is due and payable five (5) years from issuance, unless previously converted into shares of Common Stock. The offering expired on March 1, 2003. In the offering, we sold an aggregate amount of $1,240,000 of debentures, $1,030,000 in 2002 and $210,000 in 2003. The proceeds of the financing will be used to satisfy general working capital needs. Neither the debentures nor the shares underlying the debentures have been registered for offer or sale under the Securities Act; such securities are being issued on the basis of the statutory exemption provided by Section 4(2) of the Securities Act, as amended, and/or Rule 506 of Regulation D, promulgated thereunder relating to transactions by an issuer not involving any public offering.

In September 2003, we commenced an additional private offering of up to $3,000,000 of 6% convertible debentures to accredited investors. Each debenture is convertible at an initial conversion price of $0.50 per share, subject to adjustment for stock dividends, combinations, splits, recapitalizations, and like events. Interest on the debentures accrues at the rate of 6% per annum and is payable in cash on a semi-annual basis on April 1st and October 1st of each year until maturity or conversion. Each debenture is due and payable five (5) years from issuance, unless previously converted into shares of Common Stock. The offering was completed on December 31, 2003. In the offering, we sold an aggregate principal amount of $1,895,000 of debentures. The proceeds of the financing will be used to satisfy general working capital needs. The debentures have not been registered for offer or sale under the Securities Act; such securities are being issued on the basis of the statutory exemption provided by Section 4(2) of the Securities Act, as amended, and/or Rule 506 of Regulation D, promulgated thereunder relating to transactions by an issuer not involving any public offering. For more information, see a discussion of the debentures under the captions "Item 1. Business — Debenture Offering" and "Item 5. Sale of Unregistered Securities."

Off-Balance Sheet Arrangements

We execute securities transactions on behalf of our customers. If either the customer or a counter-party fail to perform, we, by agreement with our clearing broker may be required to discharge the obligations of the non-performing party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction. We seek to control off-balance-sheet risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, our clearing firm requires additional collateral or reduction of positions, when necessary. We also complete credit evaluations where there is thought to be credit risk.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of some of the significant accounting policies and methods applied to the preparation of our consolidated financial statements. Review Note 2 to the financial statements for further discussion of significant accounting policies.

Warrants Subject to Put Options

We have issued common stock purchase warrants that embody obligations requiring us to make cash redemption payments under certain circumstances. FAS 150 requires us to classify these financial instruments as liabilities and to record them at fair value initially and at the end of subsequent reporting periods. The valuation of the warrants involves the use of significant judgments and assumptions. At December 31, 2003, we valued the warrants using the discounted cash flow method, assuming, based on available evidence, that we will be required to pay the full redemption liability. Actual results could differ from these estimates as circumstances change.

Use of Estimates

In presenting the consolidated financial statements, management makes estimates regarding the valuation of certain securities owned, the carrying value of investments, the realization of deferred tax assets, the outcome of litigation, and other matters that affect the reported amounts and disclosure of contingencies in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated financial statements and it is possible that such changes could occur in the near term.

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Sales concessions from participation in syndicated offerings are recorded on settlement date. Securities owned and securities sold but not yet repurchased are stated at quoted market value with unrealized gains and losses included in earnings. Investment account securities not readily marketable are carried at estimated fair value as determined by management with unrealized gains and losses included in earnings. Advances received under our financial agreement with our clearing firm are deferred and amortized over the remaining term of the agreement on a straight-line basis.

Long-Lived Assets

We evaluate impairment losses on long-lived assets used in operations, primarily fixed assets, when events and circumstances indicate that the carrying value of the assets, might not be recoverable in accordance with FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". For purposes of evaluating the recoverability of long-lived assets, the undiscounted cash flows estimated to be generated by those assets would be compared to the carrying amounts of those assets. If and when the carrying values of the assets exceed their fair values, the related assets will be written down to fair value.



Clearing Agreement

Montauk Financial Group introduces all of its customer transactions, which are not reflected in the financial statements, to its clearing broker, which maintains the customers' accounts and clears such transactions. Additionally, the clearing broker provides the clearing and depository operations for Montauk Financial Group's proprietary securities transactions. These activities may expose us to off-balance sheet risk in the event that customers do not fulfill their obligations with the clearing broker, as Montauk Financial Group has agreed to indemnify the clearing broker for any resulting losses. We will record a loss from a client transaction when information becomes available to management that allows it to estimate its impact on our financial statements.

Income taxes

Due to significant operating losses from 2001-2003 and continuing business uncertainty, we have established a valuation allowance against all of our deferred tax benefits as of December 31, 2003. We intend to maintain this valuation allowance until we determine that it is more likely than not that deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of offsetting decreases in our valuation allowance. The realization of our remaining deferred tax assets is primarily dependent on forecasted future taxable income.

Recent pronouncements of the Financial Accounting Standards Board

In April 2003, the FASB issued FAS No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. In particular, FAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in FAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an underlying (as initially defined in FAS No. 133) to conform it to a language used in FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. FAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, subject to certain exceptions. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 requires that an issuer classify a financial instrument that is within the scope of FAS No. 150 as a liability. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective beginning September 1, 2003. We have applied the provisions of FAS No. 150 to certain warrants issued in a legal settlement during 2003.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. We adopted FIN 45 effective January 1, 2003. The effect of such adoption was not material to our financial position, results of operations, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. The provisions of FIN 46, which were adopted in 2003, did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In accordance with the provisions of FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," we have classified our obligations under the warrants as liabilities in the Statement of Financial Condition. The fair value of the obligations embodied in the warrants were initially valued at $441,000 using the discounted cash flow method, assuming that we will be required to pay the full redemption liability. We will re-measure the value of the warrant obligations as of the end of each reporting period using the discounted cash flow method until the obligations are settled. The recorded value at December 31, 2003 was $479,066. Changes in value are recognized in earnings as interest expense. We have agreed to register all shares of common stock underlying the warrants.

Impact of Inflation

We believe that the impact of inflation has an effect upon the amount of capital generally available for investment purposes and also may affect the attitude or willingness of investors to buy and sell securities. The nature of the business of the broker-dealer subsidiary and the securities industry in general is directly affected by national and international economic and political conditions, broad trends in business and finance and volatility of interest rates, changes in and uncertainty regarding tax laws, and substantial fluctuation in the volume and price levels of securities transactions and the securities markets. To the extent inflation results in higher interest rates, or has other adverse effects on the securities markets and the value of securities held in inventory, it may adversely affect our financial position and results of operations.

Risk Management

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage the various types of risk involved in our activities is critical to our soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in its business activities: market, credit, operational and legal. Senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies and procedures are subject to ongoing review and modification.

Market Risk. Certain of our business activities expose us to market risk. This market risk represents the potential for loss that may result from a change in value of a financial instrument as a result of fluctuations in interest rates, equity prices or changes in credit rating of issuers of debt securities. This risk relates to financial instruments we hold as investment and for trading. Securities inventories are exposed to risk of loss in the event of unfavorable price movements. Securities positions are marked to market on a daily basis. Market-making activities are client-driven, with the objective of meeting clients' needs while earning a positive spread. At December 31, 2003 and December 31, 2002, equity securities positions owned and sold, not yet purchased were approximately $169,500 and $184,000, and $69,000 and $-0-, respectively. In our view, the potential exposure to market risk, trading volatility and the liquidity of securities held in the firm's inventory accounts could potentially have a material effect on its financial position.

Credit Risk. Credit risk represents the loss that we would incur if a client, counterparty or issuer of securities or other instruments that we hold fails to perform its contractual obligations. Client activities involve the execution, settlement, and financial of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Client activities may expose us to off-balance sheet credit risk. We may have to purchase or sell financial instruments at the prevailing market price in the event of the failure of a client to settle a trade on its original terms or in the event that cash and securities in the client margin accounts are not sufficient to fully cover the client losses. We seek to control the risks associated with client activities by requiring clients to maintain collateral in compliance with various regulations and company policies.

Operational Risk. Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We operate in diverse markets and rely on the ability of our employees and systems to process high numbers of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, we could suffer financial loss, regulatory sanctions or damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance policies and procedures that are designed to identify and manage operational risk at appropriate levels. Included in our operational risk management practice is disaster recovery for our critical systems. We believe that our disaster recovery program, including off-site backup technology and operational facilities, is adequate to handle a reasonable business disruption. However, there can be no assurances that a disaster directly affecting our headquarters or operations center would not have a material adverse impact. Insurance and other safeguards might only partially reimburse us for our losses.

Legal Risk. Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, anti money-laundering and record keeping.

Quantitative and Qualitative Disclosures about Market Risk

Our activities often involve the purchase, sale or short sale of securities as principal. Such activities subject our capital to significant risks from markets that may be characterized by relative illiquidity or may be particularly susceptible to rapid fluctuation in price or liquidity. Such market conditions could limit our ability to resell securities purchased or to purchase securities sold short. These activities subject our capital to significant risks, including market, credit and liquidity risks. Market risk relates to the risk of fluctuating values based on market prices without action on our part. Our primary credit risk is settlement risk, which relates to whether counterparty will fulfill its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to our inability to liquidate assets or redirect the deployment of assets contained in illiquid investments. Additional information pertaining to the foregoing risks is included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management."

Report of Independent Auditors

The Board of Directors and Stockholders
First Montauk Financial Corp.

We have audited the accompanying consolidated statements of financial condition of First Montauk Financial Corp. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Financial Corp. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider & Associates LLP
Jericho, New York
March 18, 2004

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 3,441,743	$ 2,638,819
Due from clearing firm	5,219,267	4,591,701
Securities owned, at market value	169,534	183,944
Employee and broker receivables	1,052,317	1,070,087
Loans receivable - officers	—	178,936
Property and equipment - net	1,052,564	1,396,892
Income tax refund receivable	—	212,300
Deferred income taxes - net	—	460,000
Other assets	1,661,351	692,827
Total assets	$12,596,776	$11,425,506
LIABILITIES AND STOCKHOLDERS' DEFICIT		
LIABILITIES		
Deferred income	$ 5,980,124	$ 5,456,323
6% convertible debentures	3,135,000	1,030,000
Warrants subject to put options	479,066	—
Securities sold, not yet purchased, at market value	69,330	—
Commissions payable	4,077,803	2,681,128
Accounts payable	980,483	577,225
Accrued expenses	1,803,973	1,987,871
Capital leases payable	122,733	343,682
Notes payable	—	48,057
Other liabilities	35,703	78,910
Total liabilities	16,684,215	12,203,196
Commitments and contingencies (See Notes)		
STOCKHOLDERS' DEFICIT		
Preferred Stock, 4,375,000 shares authorized, $.10 par value, no shares issued and outstanding	—	—
Series A Convertible Preferred Stock, 625,000 shares authorized, $.10 par value, 311,089 and 330,250 shares issued and outstanding, respectively; liquidation preference: $1,555,445	31,109	33,025
Common Stock, no par value, 30,000,000 shares authorized, 9,065,486 and 8,527,164 shares issued and outstanding, respectively	3,578,136	3,416,220
Additional paid-in capital	4,097,309	3,918,930
Accumulated deficit	(11,678,659)	(8,135,777)
Less: Deferred compensation	(115,334)	(10,088)
Total stockholders' deficit	(4,087,439)	(777,690)
Total liabilities and stockholders' deficit	$12,596,776	$11,425,506

See Notes to Consolidated Financial Statements

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2003	2002	2001
REVENUES:			
Commissions	$41,950,392	$36,513,802	$37,807,870
Principal transactions	9,466,359	6,727,642	8,021,887
Investment banking	2,439,144	1,007,700	1,483,210
Interest and other income	4,370,787	3,717,600	3,907,448
Total revenues	58,226,682	47,966,744	51,220,415
EXPENSES:			
Commissions, employee compensation and benefits	46,218,107	39,572,851	42,356,207
Clearing and floor brokerage	2,934,164	2,666,376	3,247,219
Communications and occupancy	2,659,105	3,006,017	3,249,389
Legal matters and related costs	5,836,960	1,259,502	2,415,374
Other operating expenses	3,393,335	4,029,515	5,076,806
Interest	204,054	98,918	174,632
Total expenses	61,245,725	50,633,179	56,519,627
Loss before income taxes	(3,019,043)	(2,666,435)	(5,299,212)
Provision for income taxes (benefit)	499,000	294,000	(90,989)
Net loss	$(3,518,043)	$(2,960,435)	$(5,208,223)
Net loss applicable to common stockholders	$(3,542,882)	$(3,059,722)	$(5,306,976)
Per share of common stock:			
Basic and diluted	$(.40)	$(.36)	$(.61)
Weighted average common shares outstanding - basic and diluted	8,784,103	8,551,932	8,704,355

See Notes to Consolidated Financial Statements

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY 1, 2001 TO DECEMBER 31, 2003

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital
	Shares	Amount	Shares	Amount	Capital
Balances at January 1, 2001	349,511	$34,951	9,309,309	$4,063,397	$4,253,765
Reversal of deferred compensation	—	—	—	—	(303,223)
Amortization of deferred compensation	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—
Cancellation of treasury shares	—	—	(723,667)	(630,587)	—
Conversion of preferred stock into common stock	(18,321)	(1,832)	36,642	1,832	—
Payment of dividends	—	—	—	—	—
Net loss for the year	—	—	—	—	—
Balances at December 31, 2001	331,190	33,119	8,622,284	3,434,642	3,950,542
Transfer of common shares from temporary equity to permanent capital	—	—	3,000	6,500	—
Reversal of deferred compensation	—	—	—	—	(42,994)
Amortization of deferred compensation	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—
Cancellation of treasury shares	—	—	(100,000)	(25,016)	—
Issuance of common stock purchase warrants for services	—	—	—	—	11,382
Conversion of preferred stock into common stock	(940)	(94)	1,880	94	—
Payment of dividends	—	—	—	—	—
Net loss for the year	—	—	—	—	—
Balances at December 31, 2002	330,250	33,025	8,527,164	3,416,220	3,918,930
Increase in deferred compensation	—	—	—	—	142,402
Amortization of deferred compensation	—	—	—	—	—
Common stock issued in connection with legal settlements	—	—	500,000	160,000	—
Conversion of preferred stock into common stock	(19,161)	(1,916)	38,322	1,916	—
Payment of dividends	—	—	—	—	—
Issuance of common stock purchase warrants for services	—	—	—	—	35,977
Net loss for the year	—	—	—	—	—
Balances at December 31, 2003	311,089	$31,109	9,065,486	$3,578,136	$4,097,309

See Notes to Consolidated Financial Statements

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY 1, 2001 TO DECEMBER 31, 2003

	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Treasury Stock Shares	Treasury Stock Amount	Stockholders' Equity (Deficit)
Balances at January 1, 2001	$ 230,921	$(393,120)	(486,900)	$(487,023)	$7,702,891
Reversal of deferred compensation	—	303,223	—	—	—
Amortization of deferred compensation	—	33,830	—	—	33,830
Repurchase of common stock	—	—	(236,767)	(143,564)	(143,564)
Cancellation of treasury shares	—	—	723,667	630,587	—
Conversion of preferred stock into common stock	—	—	—	—	—
Payment of dividends	(98,753)	—	—	—	(98,753)
Net loss for the year	(5,208,223)	—	—	—	(5,208,223)
Balances at December 31, 2001	(5,076,055)	(56,067)	—	—	2,286,181
Transfer of common shares from temporary equity to permanent capital	—	—	—	—	6,500
Reversal of deferred compensation	—	42,994	—	—	—
Amortization of deferred compensation	—	2,985	—	—	2,985
Repurchase of common stock	—	—	(100,000)	(25,016)	(25,016)
Cancellation of treasury shares	—	—	100,000	25,016	—
Issuance of common stock purchase warrants for services	—	—	—	—	11,382
Conversion of preferred stock into common stock	—	—	—	—	—
Payment of dividends	(99,287)	—	—	—	(99,287)
Net loss for the year	(2,960,435)	—	—	—	(2,960,435)
Balances at December 31, 2002	(8,135,777)	(10,088)	—	—	(777,690)
Increase in deferred compensation	—	(142,402)	—	—	—
Amortization of deferred compensation	—	37,156	—	—	37,156
Common stock issued in connection with legal settlements	—	—	—	—	160,000
Conversion of preferred stock into common stock	—	—	—	—	—
Payment of dividends	(24,839)	—	—	—	(24,839)
Issuance of common stock purchase warrants for services					35,977
Net loss for the year	(3,518,043)	—	—	—	(3,518,043)
Balances at December 31, 2003	$(11,678,659)	$(115,334)	—	$ —	$(4,087,439)

See Notes to Consolidated Financial Statements

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net loss	$(3,518,043)	$(2,960,435)	$(5,208,223)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	509,968	526,816	563,685
Amortization of deferred compensation	37,156	2,985	33,830
Amortization of deferred financing costs	20,776	—	—
Amortization of bond discount	—	3,852	18,033
Reserves	—	—	500,000
Shares issued in legal settlement	160,000	—	—
Loss on disposal of property and equipment	—	5,964	—
Loss on investment	—	23,147	—
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Due from clearing firm	(627,566)	(445,291)	(1,740,744)
Securities owned	14,410	992,011	2,776,207
Employee and broker receivables	17,770	1,035,533	(495,954)
Loans receivable - officers	178,936	24,028	(27,896)
Income tax refund receivable	212,300	857,142	(1,069,442)
Deferred income taxes - net	460,000	470,000	791,262
Other assets	(736,366)	482,103	(132,241)
Deferred income	523,801	672,990	850,000
Warrants subject to put options	479,066	—	—
Securities sold, not yet purchased	69,330	(245,078)	(141,381)
Commissions payable	1,396,675	(966,042)	2,009,437
Accounts payable	403,258	86,383	39,868
Accrued expenses	(183,898)	552,986	594,307
Income taxes payable	—	—	(868,675)
Other liabilitie	(43,207)	(466,094)	99,444
Total adjustments	2,892,409	3,613,435	3,799,740
Net cash provided by (used in) operating activities	(625,634)	653,000	(1,408,483)
Cash flows from investing activities:			
Collection of notes receivable	—	—	18,000
Collection of leases receivable	—	—	168,170
Additions to property and equipment	(165,640)	(266,854)	(308,061)
Other assets	26,873	31,821	(196,049)
Net cash used in investing activities	(138,767)	(235,033)	(317,940)

(continued on next page)

See Notes to Consolidated Financial Statements

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

	Years ended December 31,		
	2003	2002	2001
Cash flows from financing activities:			
Payments of notes payable	(48,057)	(233,171)	(299,836)
Proceeds from capital lease financing	—	—	606,195
Repurchase of common stock	—	(25,016)	(143,564)
Payments of capital leases payable	(220,949)	(198,528)	(259,075)
Payment of preferred stock dividends	(24,839)	(99,287)	(98,753)
Proceeds from issuance of 6% convertible debentures	2,105,000	1,030,000	—
Other assets	(243,830)	(32,700)	—
Net cash provided by (used in) financing activities	1,567,325	441,298	(195,033)
Net increase (decrease) in cash and cash equivalents	802,924	859,265	(1,921,456)
Cash and cash equivalents at beginning of year	2,638,819	1,779,554	3,701,010
Cash and cash equivalents at end of year	$ 3,441,743	$ 2,638,819	$ 1,779,554
Supplemental disclosures of cash flow information:			
Cash paid (received) during the period for:			
Interest	$ 134,055	$ 95,522	$ 174,632
Income taxes	$ (187,707)	$ (1,113,636)	$ 894,852
Noncash financing and investing transactions:			
Property and equipment financed under capital leases	$ —	$ —	$ 662,290
Equipment acquired through vendor financing	$ —	$ 31,017	$ —
Warrants charged to deferred financing costs in connection with debenture offerings	$ 35,987	$ 11,382	$ —

See Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF BUSINESS

First Montauk Financial Corp. (the Company) is a holding company whose principal subsidiary, First Montauk Securities Corp. (FMSC), operates a securities broker-dealer registered with the Securities and Exchange Commission (SEC). Through FMSC, the Company executes principal and agency transactions primarily for retail customers, performs investment banking services, and trades securities on a proprietary basis. Montauk Insurance Services, Inc. (MISI) sells a range of insurance products. The Company operates in one business segment. Customers are located primarily throughout the United States.

FMSC clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, FMSC does not carry securities accounts for customers nor does it perform custodial functions related to those securities. FMSC is a member of the National Association of Securities Dealers, Inc. (NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Sales concessions from participation in syndicated offerings are recorded on settlement date.

Securities owned and securities sold, not yet purchased are stated at quoted market value with unrealized gains and losses included in earnings. Securities not readily marketable are carried at estimated fair value as determined by management.

Advances received under the Company's financial agreement with its clearing firm are deferred and amortized to income over the remaining term of the agreement on a straight-line basis (see Note 8).

Advertising

Advertising costs are expensed as incurred and totaled approximately $71,000, $115,000 and $67,000 in 2003, 2002 and 2001, respectively.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment are computed over the estimated useful lives of the assets, ranging from three to ten years. Capitalized lease equipment is amortized over the lease term. Leasehold improvements are amortized over the shorter of either the asset's useful life or the related lease term. Depreciation is computed on the straight-line method for financial reporting purposes and on an accelerated basis for income tax purposes.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consisted of money market funds at December 31, 2003 and 2002.

Loss per Share

Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. In determining basic loss per share for the periods presented, dividends paid on Series A Convertible Preferred Stock are added to the net loss. Diluted loss per share reflects the potential dilution from the exercise or conversion of other securities into common stock, but only if dilutive. Diluted loss per share for 2003, 2002 and 2001 is the same as basic loss per share, since the effects of the calculation for these years were anti-dilutive. The following securities, presented on a common share equivalent basis, have been excluded from the per share computations:

	Year ended December 31,		
	2003	2002	2001
Stock options	3,556,498	4,072,498	5,243,998
Warrants	4,160,946	9,345,338	9,242,338
Convertible debt	6,270,000	2,084,028	345,263
Convertible preferred stock	622,178	660,500	662,380

In January 2004, the Company issued a total of 1,000,000 restricted common shares and 500,000 stock options to various executive officers pursuant to new employment agreements (see Note 23).

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management periodically evaluates estimates used in the preparation of financial statements for continued reasonableness. Appropriate adjustments, if necessary, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

Long-lived Assets

The Company evaluates impairment losses on long-lived assets used in operations, primarily property and equipment, when events and circumstances indicate that the carrying value of the assets might not be recoverable in accordance with FAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". For purposes of evaluating the recoverability of long-lived assets, the undiscounted cash flows estimated to be generated by those assets would be compared to the carrying amounts of those assets. If and when the carrying values of the assets exceed their fair values, the related assets will be written down to fair value.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under Statement of Financial Accounting Standards No. 109 (FAS 109). Under FAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

Reclassification

Syndicate revenues totaling $641,858 in 2002 have been reclassified from Principal transactions to Investment banking in the Statement of Operations to conform with the presentations in 2001 and 2003.

Stock-based Compensation

The Company periodically grants stock options to employees in accordance with the provisions of its stock option plans, with the exercise price of the stock options being set at the closing market price of the common stock on the date of grant. The Company accounts for stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly accounts for employee stock-based compensation utilizing the intrinsic value method. FAS No. 123, "Accounting for Stock-Based Compensation", establishes a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure only alternative under FAS No. 123, which requires disclosure of the pro forma effects on earnings and earnings per share as if FAS No. 123 had been adopted as well as certain other information.

Stock options granted to non-employees are recorded at their fair value, as determined in accordance with FAS No. 123 and Emerging Issues Task Force Consensus No. 96-18, and recognized over the related service period. Deferred charges for options granted to non-employees are periodically re-measured until the options vest.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("FAS 148"), which (i) amends FAS Statement No. 123, "Accounting for Stock-Based Compensation," to provide alterative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (ii) amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and (iii) amends APB opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The additional disclosures required by FAS 148 are as follows:

	Years ended December 31,		
	2003	2002	2001
Net loss applicable to common stockholders, as reported	$(3,542,882)	$(3,059,722)	$(5,306,976)
Add: Stock based employee compensation expense included in reported net loss, net of tax	—	—	—
Deduct: Total stock based employee compensation expense determined under the fair value based method for all awards, net of tax	(105,862)	(178,642)	(468,019)
Pro forma net loss	$(3,648,744)	$(3,238,364)	$(5,774,995)
Loss per share:			
Basic and diluted - as reported	$(.40)	$(0.36)	$(0.61)
Basic and diluted - pro forma	$(.42)	$(0.38)	$(0.66)

Pro forma net loss and loss per share information, as required by FAS No. 123, have been determined as if the Company had accounted for employee stock options under the fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:

	2003	2002	2001
Risk free interest rates	3.14%	1.97%	4.46%
Expected option lives	4 years	2.4 years	2.4 years
Expected volatilities	105.11%	87.64%	83%
Expected dividend yields	0%	0%	0%

Recent Pronouncements of the Financial Accounting Standards Board

In April 2003, the FASB issued FAS No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. In particular, FAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in FAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an underlying (as initially defined in FAS No. 133) to conform it to a language used in FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. FAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, subject to certain exceptions. The adoption of this statement did not have an impact on the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 requires that an issuer classify a financial instrument that is within the scope of FAS No. 150 as a liability. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective beginning September 1, 2003. The Company has applied the provisions of FAS No. 150 to certain warrants issued in a legal settlement during 2003.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The Company adopted FIN 45 effective January 1, 2003. The effect of such adoption was not material to the Company's financial position, results of operations, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. The provisions of FIN 46, which were adopted in 2003, did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 3 - SECURITIES OWNED and SOLD, NOT YET PURCHASED

	December 31,			
	2003		2002	
	Owned	Sold not yet Purchased	Owned	Sold not yet Purchased
Corporate stocks	$ 80,710	$69,330	$111,216	$ —
U. S. government agency and municipal obligations	73,875	—	10,537	—
Corporate bonds	10,016	—	—	—
Certificates of deposit	—	—	42,000	—
Mutual funds	—	—	14,820	—
Other	4,933	—	5,371	—
	$169,534	$69,330	$183,944	$ —

Securities owned and securities sold, not yet purchased consist of trading securities at quoted market values. The Company owns investment securities, consisting of shares of common stock and common stock purchase warrants, that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. At December 31, 2003 and 2002, these nonmarketable securities were deemed by management to have nominal value, and are included in Other securities above.

NOTE 4 - EMPLOYEE AND BROKER RECEIVABLES

	December 31, 2003	December 31, 2002
Commission advances	$ 285,866	$ 265,678
Forgivable loans	43,395	167,221
Other loans	723,056	637,188
	$1,052,317	$1,070,087

The Company has an arrangement with certain registered representatives to forgive their loans if they remain licensed with the Company for an agreed upon period of time, generally one to five years. The loans are being amortized to expense for financial reporting purposes over the term of the loan. Loan amortization charged to compensation was $230,578, $235,528 and $483,651 in 2003, 2002, and 2001, respectively. Other loans to employees and registered representatives are payable in installments generally over periods of one to five years with interest rates ranging from 0% to 8% per annum.

NOTE 5 - PROPERTY AND EQUIPMENT

	December 31, 2003	December 31, 2002	Estimated Useful Life
Computer and office equipment	$ 2,960,830	$ 2,852,536	3 to 7 years
Furniture and fixtures	1,299,343	1,243,861	7 to 10 years
Leasehold improvements	804,654	802,790	Term of lease
	5,064,827	4,899,187	
Less: Accumulated depreciation and amortization	(4,012,263)	(3,502,295)	
	$ 1,052,564	$ 1,396,892	

Depreciation expense was $509,968, $526,816 and $563,685 in 2003, 2002 and 2001, respectively.

NOTE 6 - LOANS RECEIVABLE - OFFICERS

	December 31, 2003	December 31, 2002
Chief Executive Officer (CEO)	$ —	$133,368
Chief Operating Officer (COO)	—	45,568
	$ —	$178,936

In April 2003, the CEO and COO began repaying their loan balances in bi-weekly installments of $2,576 and $1,630, respectively, with interest at 3% per annum. In December 2003, in connection with the execution of new employment agreements (See Note 23), the board of directors approved bonuses of $200,000 and $50,000 for the CEO and COO, respectively. Both officers applied the after-tax proceeds towards repayment of their loans.

NOTE 7 - OTHER ASSETS

	December 31, 2003	December 31, 2002
Commissions and concessions receivable	$ 306,442	$ 51,915
Deferred financing costs-net	303,113	44,082
Insurance claim receivable	245,000	—
Security deposits	285,129	338,126
Prepaid expenses and other	521,667	258,704
	$1,661,351	$692,827

NOTE 8 - DEFERRED INCOME

In May 2000, FMSC entered into a ten-year clearing agreement with Fiserv Securities, Inc. ("Fiserv"). In connection with the clearing agreement, FMSC and Fiserv also entered into a financial agreement under which Fiserv was to provide cash advances to FMSC under certain terms and conditions. Upon the conversion of FMSC's accounts to Fiserv in November 2000, FMSC received an initial cash advance of $4,000,000. As of February 1, 2001, the Company and FMSC amended and restated the financial agreement with Fiserv. Under the restated terms, the Company, rather than FMSC, will be the recipient of any additional cash advances payable under the financial agreement. The Company has further assumed FMSC's obligation with respect to the initial payment received in November 2000, and will be solely responsible for any performance and early termination penalties without recourse to FMSC. In consideration of FMSC's release from its obligations under the financial agreement and to secure Fiserv's interest, the Company has granted to Fiserv a first priority lien on all shares.

The Company received additional cash advances of $1,250,000 each in November 2001, 2002 and 2003, respectively. All advances have been recorded as deferred income and are being amortized to earnings over the term of the agreement. Amortization of approximately $726,000, $577,000 and $400,000 in 2003, 2002 and 2001, respectively, is included in Other Income. Advances are subject to income taxes in the year of receipt.

NOTE 9 - ACCRUED EXPENSES

	December 31, 2003	2002
Accrued litigation costs	$1,364,169	$1,154,000
Accrued commission refund	—	175,000
Accrued payroll	123,886	144,000
Accrued professional fees	97,254	140,673
Other accrued expenses	218,664	374,198
	$1,803,973	$1,987,871

NOTE 10 - NOTES PAYABLE

	December 31, 2003	2002
Convertible promissory notes, net of discount	$ —	$48,057

Notes payable consisted of thirty-six monthly non-interest bearing installments of $16,404 through September 2002, plus balloon payments of $112,000,. The balloon payments included interest of $12,000 calculated on the basis of 8% of the balloon amount beginning in month nineteen of the note term. The Company recorded a loan discount on the notes of $64,609, which was amortized over the note terms using the interest method. The notes were convertible into 345,263 common shares of the Company's common stock based on a conversion price of $2.00 per share. In September 2002, the parties agreed to refinance the balloon payments. The amended terms provided for six monthly installments of $16,404 and a final payment in March 2003 of $15,889, including interest at the rate of 8% per annum. The Company's CEO personally guaranteed repayment of the refinanced amounts.

NOTE 11 - 6% CONVERTIBLE DEBENTURES

In 2002 and 2003, the Company raised gross proceeds of $1,030,000 and $2,105,000, respectively, in private placements of 6% convertible debentures to accredited investors. The offerings were made in reliance upon the exemption under Sections 4(2) of the Securities Act of 1933 and the provisions of Regulation D. The debentures are convertible into shares of common stock at $.50 per share, subject to adjustment for stock dividends and stock splits, and mature five years from the date of issuance unless previously converted. Interest is payable in cash on a semi-annual basis until maturity or conversion.

In the event that the closing bid price of the Company's common stock is 200% of the conversion price for the twenty (20) consecutive trading days prior to the date of notice of conversion or prepayment, the Company may, at its option and only if the underlying shares have been registered, upon thirty (30) days written notice to the holders, demand the conversion of some or all of the debentures, or prepay some or all of the debentures at the following repayment prices: 130% of the principal amount if prepaid from the date of issuance until the first anniversary of the date of issuance; 120% of the principal amount if prepaid anytime thereafter. The debentures contain certain covenants which, among other things, prevent the sale of all or substantially all of the

Company's assets without provision for the payment of the debentures from such sales proceeds, and making loans to any executive officers or 5% stockholders. The debentures provide for piggy-back registration rights relating to the underlying shares.

FMSC was the Placement Agent for the offerings. Offering costs of approximately $324,000, consisting of the value of warrants issued to selling brokers, commissions and other cash expenses, have been capitalized and are being amortized on a straight-line basis over the respective terms of the debentures.

Assuming no prior conversion, the debentures will mature in 2007 and 2008, as follows: 2007 - $1,030,000; 2008 - $2,105,000.

NOTE 12 - WARRANTS SUBJECT TO PUT OPTIONS

In July 2003, the Company issued 750,000 five-year warrants to various plaintiffs as part of a legal settlement (See Note 14). The warrants have been issued in three classes of 250,000 warrants each. Class A warrants have an exercise price of $.40 per share; Class B and Class C warrants have exercise prices of $.25 per share. The settlement agreement provides that the Company may be obligated to make additional cash payments of up to $600,000 in the event that claimants elect to exercise the warrants on certain dates. Specifically, if a majority of then existing Class A warrant holders elect to exercise the remaining warrants in their particular class during the month of June 2004 (the "Required Exercise Event"), the claimants, upon exercising their warrants, will be required to sell the shares in the open market. If the warrants are exercised and the shares sold, the Company will pay to the claimants up to an aggregate amount of $200,000 less the amount received by the claimants from the sale of their shares, net of commissions. This process will be repeated for remaining Class B and Class C warrant holders during the months of June 2005 and June 2006, respectively.

In the alternative, the Company may elect or be required to redeem the unexercised warrants for up to $.80 per warrant, or a maximum of $200,000 per class, depending upon the then prevailing market price of the Company's common stock on or about the date of the Required Exercise Event of a particular class. The Company may call a warrant class for redemption if the average market price of the underlying common shares during the ten trading days immediately preceding the date upon which the Company receives notice that the warrant holders of a particular class have elected to declare a Required Exercise Event is less than $1.20. The Company will be required to redeem the warrants for $.80 per warrant in cash if the average market price of the underlying common shares during the ten trading days immediately preceding the date upon which the Company receives notice that the warrant holders of a particular class have elected to declare a Required Exercise Event is less than or equal to the warrant exercise price. In the event that warrant holders of a particular class elect not to declare a Required Exercise Event, the Company's guarantee will be canceled with respect to that class.

In accordance with the provisions of FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the Company has classified its obligations under the warrants as liabilities in the Statement of Financial Condition. The fair value of the obligations embodied in the warrants were initially valued at $441,000 using the discounted cash flow method, assuming, based on available evidence, that the Company will be required to pay the full redemption liability. The Company will re-measure the value of the warrant obligations as of the end of each reporting period using the discounted cash flow method until the obligations are settled. The recorded value at December 31, 2003 was $479,066. Changes in value are recognized in earnings as interest expense. The Company has agreed to register all shares of common stock underlying the warrants.

NOTE 13 - INCOME TAXES

The provision for income taxes (benefit) consists of the following:

	Year ended December 31,		
	2003	2002	2001
Currently payable (refundable):			
Federal	$ —	$(212,300)	$(893,978)
State	39,000	36,300	11,727
	39,000	(176,000)	(882,251)
Deferred:			
Federal	425,000	425,000	483,978
State	35,000	45,000	307,284
	460,000	470,000	791,262
Provision for income taxes (benefit)	$499,000	$ 294,000	$ (90,989)

Following is a reconciliation of the income tax provision (benefit) with income taxes based on the federal statutory rate:

	Year ended December 31,		
	2003	2002	2001
Expected federal tax benefit at statutory rate	$(1,043,000)	$(926,397)	$(1,802,142)
State taxes, net of federal tax effect	(145,000)	(144,958)	(230,898)
Non-deductible expenses	29,000	35,680	65,400
Increase in valuation allowance	1,658,000	1,329,675	1,876,651
Provision for income taxes (benefit)	$ 499,000	$ 294,000	$ (90,989)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2003 and 2002 are:

	Year ended December 31,	
	2003	2002
Deferred tax assets:		
Deferred income	$ 2,392,000	$ 2,177,729
Reserves and allowances	1,356,000	1,366,266
Tax loss carryforwards	1,028,000	258,125
Stock-based compensation	447,000	261,286
Other	70,000	31,725
Subtotal	5,293,000	4,095,131
Valuation allowance	(5,293,000)	(3,635,131)
Net deferred tax assets	$ —	$ 460,000

The Company has determined that, based upon available information, the probability of utilizing its deferred tax assets does not meet the "more likely than not" test under SFAS 109. As such, a valuation allowance has been provided against all deferred tax assets as of December 31, 2003.

The Company and its subsidiaries file a consolidated federal tax return and separate state returns. At December 31, 2003, the Company has approximately $2.4 million and $5.0 million of federal and state operating loss carryforwards, respectively, available to offset future taxable income. These losses expire at various dates through 2023.

During 2002 and 2003, the Company recovered approximately $904,000 and $212,000, respectively, of federal income taxes through loss carryback refund claims.

The Internal Revenue Service is conducting an examination of the Company's income tax return for the year ended December 31, 2000. Management does not expect the outcome to have a material impact on the Company's financial condition, results of operations or cash flows.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company leases office facilities and equipment under operating leases expiring at various dates through 2006. The lease for the Company's headquarters has a six-year renewal option through 2011. Certain leases require the Company to pay increases in real estate taxes, operating costs and repairs over certain base year amounts. Operating lease expense for the years ended December 31, 2003, 2002 and 2001 were approximately $1,192,000, $1,393,000 and $1,254,000, respectively.

Future minimum rental commitments under all non-cancelable leases are as follows:

Year ending December 31,	
2004	$1,103,126
2005	296,302
2006	169,500
	$1,568,928

Capital Lease Obligations

The Company leases certain equipment under non-cancelable lease agreements, which meet the criteria for capitalization. The cost, accumulated depreciation and net book value of equipment under the capital leases as of December 31, 2003 were $689,086, $431,906, and $257,180.

Future minimum lease payments under capital lease obligations at December 31, 2003 are as follows:

Year ending December 31,	
2004	$114,396
2005	15,711
Total minimum payments	130,107
Less amount representing interest	(7,375)
Total principal	$122,732

Employment agreements

In August 2002, the Company's board of directors approved new employment agreements with similar terms for its CEO and its COO. The agreements expire in December 2005 and provide for a base annual salary of $256,218, increasing by 10% per annum on January 1st of each contract year. Each employee will also be entitled participate in a bonus pool, as defined. The agreements also include severance provisions and termination payments arising from a change in control, as defined. These agreements were superceded by new employment contracts in January 2004 (see Note 23).

During 2002 and 2003, respectively, each officer waived his rights to approximately $126,000 and $75,000 of base salary.

Mutual fund breakpoints

The NASD has directed member firms to assess mutual fund transactions executed during the five-year period from 1999 to 2003 for the purpose of determining potential breakpoint commission refunds to customers. Based on its internal review as well as information provided by the NASD, the Company has established a reserve account of $10,000 for customer claims. Management believes, but cannot give assurance, that this amount will be sufficient to cover eventual payouts.

Legal matters

On July 17, 2003, the Company and FMSC entered into an agreement with certain claimants in order to settle pending arbitration proceedings. The litigation arose out of customer purchases of certain high-yield corporate bonds that declined in market value or defaulted. The settlement agreement covers eleven separate claims which sought an aggregate of approximately $12.3 million in damages. In exchange for the consideration provided by the Company, each claimant granted a general release of claims in favor of the Company and all individual respondents, with the exception of the former registered representative who had handled the claimants' accounts. The Company paid an aggregate of $1,000,000 cash, and issued to the claimants 500,000 shares of the Company's common stock valued at $160,000 based on the stock's quoted market price. The Company also issued to the claimants five-year warrants to purchase an aggregate of 750,000 common shares (see Note 12).

The Company is currently defending nine additional claims relating to the sale of the high-yield bonds. The claimants seek compensatory damages in excess of $4.3 million plus punitive damages and the recovery of various costs. The Company is vigorously defending these actions and believes that there are meritorious defenses in each case. There is no insurance coverage available for the payment of settlements and/or judgments that may result from these particular claims.

In 2002, the Company filed a claim against one of its competitors for raiding, unfair competition and unfair use of proprietary and confidential information. In 2003, the matter was resolved between the parties with the Company receiving a cash payment from the respondent firm, with specific restrictions on the solicitation, and limitation on the hiring of Company registered representatives and employees for a specific time period. The agreement also requires the payment of liquidated damages by each party in the event of a breach of its terms.

During 2001, the Company established a $500,000 reserve against payments previously made to a vendor for the development of applications software, and in 2002 instituted a lawsuit against the vendor. In July 2002, the Company settled the lawsuit upon receipt of a $230,000 cash payment and terminated the software project.

The Company is a respondent or co-respondent in various other legal proceedings which are related to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage is determined on a case-by-case basis by the insurance carrier, and is limited to the coverage limits within the policy for any individual claim and in the aggregate. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on the Company's consolidated financial condition, results of operations, and cash flows in any particular quarterly or annual period, or in the aggregate, and could impair the Company's ability to meet the statutory net capital requirements of its securities business.

As of December 31, 2003, the Company has accrued litigation costs that are probable and can be reasonably estimated based on a review of existing claims, arbitrations and unpaid settlements. Management cannot give assurance that this amount will be adequate to cover actual costs that may be subsequently incurred. Further, it is not possible to predict the outcome of other matters pending against the Company. All such cases will continue to be vigorously defended.

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK and CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company by agreement with its clearing broker may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company's clearing firm requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations where there is thought to be credit risk.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities ($69,330 and $-0- at December 31, 2003 and 2002, respectively) and will incur a loss if the market value of the securities increases subsequent to year-end.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances held at commercial banks may periodically exceed federal insurance limits.

NOTE 16 - PENSION PLAN

The Company sponsors a defined contribution (401(k)) pension plan covering substantially all employees who meet minimum age and service requirements. The Company may elect to contribute up to 100% of each participant's annual contribution to the plan. There were no employer contributions in 2003, 2002 or 2001.

NOTE 17 - STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock

In 1999, the Company's board of directors designated a Series A Convertible Preferred Stock with the following features:

Shares authorized: 625,000
Par value: $.10 per share
Dividends: 6% payable quarterly at the rate of $.075 per share until conversion
Voting rights: None
Liquidation preference: $5.00 per share
Conversion: Convertible at the option of the holder anytime into two shares of Common Stock at $2.50 per share; automatic conversion once the closing price for the Common Stock is $3.50 or above for 20 consecutive trading days, and the shares are registered for public sale.

The Company issued 349,511 Series A shares in a private exchange offering in 1999. As of December 31, 2003, a total of 38,422 preferred shares have been converted into 76,844 shares of common stock.

During the quarter ended June 30, 2003, the Company suspended the payment of cash dividends on its Series A Preferred stock. New Jersey Business Corporation Act prohibits the payment of any distribution by a corporation to, or for the benefit of its shareholders, if the corporation's total assets would be less than its total liabilities. Unpaid preferred dividends will continue to accumulate at 6% per annum. Arrearages must be fully paid before any distribution can be declared or paid on the Company's common stock. Cumulative dividends in arrears at December 31, 2003 were approximately $75,000.

The Company is presently authorized to issue 4,375,000 additional shares of Preferred Stock, none of which has been issued at December 31, 2003. The rights and preferences, if any, to be given to these preferred shares will be designated by the board of directors at the time of issuance.

Common Stock

In connection with a legal settlement in 2003, the Company issued 500,000 shares of common stock to various litigants. The shares were valued at $160,000 based on the quoted market price of the shares on the issuance date. The Company has provided demand registration rights with respect to 250,000 shares and piggy-back registration rights with respect to the remaining 250,000 shares.

During 2001 and 2002, respectively, the Company repurchased 236,737 shares for $143,564, and 100,000 shares for $25,016 under a stock repurchase program authorized by the board of directors.

During 2002, the holder of 3,000 shares of common stock subject to redemption agreed to sell the shares and provided a general release to the Company. The shares were reclassified from temporary equity to permanent capital at that time.

Warrants

During 2002 and 2003, the Company issued 103,000 and 210,500 common stock purchase warrants, respectively, to FMSC registered representatives as compensation in connection with the sale of convertible debentures. The Company valued the warrants at $11,382 and $35,977, respectively using the Black-Scholes option pricing method. The warrants are exercisable at $.50 per share for five years from the date of issuance.

The Company presently has outstanding 3,072,446 Class C Redeemable Common Stock Purchase Warrants issued in February 1998 in connection with a Rights Offering. The Warrants are exercisable at a price of $7.00 per share and expire in February 2005. Class A and Class B Warrants issued in the Rights Offering expired in February 2003.

During 1999, the Company issued 25,000 common stock purchase warrants in connection with a legal settlement. The warrants are exercisable at $1.75 per share for a five-year period. The Company valued the warrants at $27,382 using the Black-Scholes option pricing model.

NOTE 18 - STOCK OPTION PLANS

2002 Stock Incentive Plan

In June 2002, the Company adopted and its stockholders approved the 2002 Incentive Stock Option Plan (the "2002 Plan"), replacing the 1992 Incentive Stock Option Plan (the "1992 Plan"), which expired in September 2002. The 1992 Plan provided for the granting of options to employees, consultants and registered representatives of the Company, but only options issued to employees qualify for incentive stock option treatment ("ISOs"). Option exercise periods were fixed by the Board of Directors on the grant date but no exercise period could be less than one year nor more than ten years from the date of grant. As of December 31, 2003, a total of 1,195,998 options issued under this plan remain outstanding.

The Company has reserved up to 5,000,000 shares of common stock for issuance under the 2002 Plan. The 2002 Plan provides for the grant of options, including ISOs to employees; NQSOs to employees, consultants and independent registered representatives; and stock appreciation rights or any combination thereof (collectively, "Awards"). The Board of Directors determines the terms and provisions of each award granted under the 2002 Plan, including the exercise price, term and vesting schedule. In the case of ISOs, the per share exercise price must be equal to at least 100% of the fair market value of a share of common stock on the date of grant, and no individual will be granted ISOs corresponding to shares with an aggregate fair value in excess of $100,000 in any calendar year. The 2002 Plan will terminate in 2012. As of December 31, 2003, options to purchase a total of 1,003,000 shares were outstanding and 3,997,000 shares remained available for future issuance under the 2002 Plan.

2002 Non-Executive Director Stock Option Plan

In June 2002, the Company adopted and its stockholders approved the 2002 Non-Executive Director Stock Option Plan (the "2002 Director Plan"), replacing the Non-Executive Director Stock Option Plan, which expired in September 2002. Under the 2002 Director Plan, each non-executive director will automatically be granted an option to purchase 20,000 shares, pro rata, on September 1st of each year or partial year of service. The Plan will be administered by the Board of Directors or a committee of the Board, which shall at all times consist of not less than two officer/directors of the Company who are ineligible to participate in the 2002 Director Plan. The 2002 Director Plan does not contain a reserve for a specific number of shares available for grant. Each option issued under the 2002 Director Plan will be immediately vested NQSOs, and will have a five-year term and an exercise price equal to the 100% of the fair market value of the shares subject to such option on the date of grant. The 2002 Director Plan will terminate in 2012. As of December 31, 2003, 60,000 options were outstanding under the Non-Executive Director Stock Plan and 80,000 options were outstanding under the 2002 Director Plan.

1996 Management Incentive Plan

In June 2000, the Company's stockholders approved an amendment to the 1996 Management Incentive Plan (the "1996 Plan") to increase the number of shares reserved for issuance to key management employees from 2,000,000 to 4,000,000 shares. Awards can be granted through the issuance of incentive stock rights, stock options, stock appreciation rights, limited stock appreciation rights, and shares of restricted Common Stock. The exercise price of an option designated as an ISO may in no event be less than 100% of the then fair market price of the stock (110% with respect to ten percent stockholders), and not less than 85% of the fair market price in the case of other options. The 1996 Plan will terminate in June 2006. As of December 31, 2003, options to purchase 1,217,500 shares were outstanding and 2,687,500 shares remained available for future issuance under the plan.

A summary of the activity in the Company's stock option plans for the three-year period ended December 31, 2003 is presented below:

	Shares	Weighted Average Exercise Prices
Options outstanding, December 31, 2000	4,509,698	$1.84
Granted	1,130,000	1.29
Canceled	(395,700)	1.69
Options outstanding, December 31, 2001	5,243,998	1.73
Granted	573,000	.55
Canceled	(1,744,500)	1.84
Options outstanding, December 31, 2002	4,072,498	1.52
Granted	873,000	.54
Canceled	(1,389,000)	1.75
Options outstanding, December 31, 2003	3,556,498	$1.19

Shares of common stock available for future grant under Company plans totaled 6,684,500 as of December 31, 2003. This number does not include options that are expected to be issued during the remaining term of the 2002 Director's Plan, but for which no specific reserve has been established.

The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for all of its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized in the accompanying financial statements for stock options issued to employees because the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option. Accordingly, compensation is recognized in the consolidated financial statements only for the fair value of options issued to consultants and independent registered representatives. Such compensation is amortized to expense over the related options' vesting periods. Compensation expense recognized in 2003, 2002 and 2001 totaled $37,156, $2,985 and $33,830, respectively. The weighted-average grant date fair value of options granted during 2003, 2002 and 2001 was $.22, $.08, and $.21, respectively.

Additional information as of December 31, 2003 with respect to all outstanding options is as follows:

	Options Outstanding			Options Exercisable	
Range of prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
$0.20 - $0.30	125,000	4.22	$.25	70,000	$.26
$0.30 - $0.49	95,000	3.50	.41	65,400	.41
$0.50 - $0.75	1,413,000	3.93	.58	859,623	.63
$.83 - $1.09	333,000	2.79	.90	255,100	.87
$1.44 - $2.16	1,485,498	1.42	1.87	1,183,498	1.87
$2.38 - $2.75	105,000	2.20	2.53	52,200	2.56
$0.20 - $2.75	3,556,498	2.72	$1.19	2,485,821	$1.27

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments reported in the Company's consolidated statement of financial condition consist of cash, securities owned and sold, not yet purchased, loans receivable, warrants subject to put options, 6% convertible debentures, accounts payable and accrued expenses, and capital leases payable, the carrying value of which approximated fair value at December 31, 2003 and 2002. The fair value of the financial instruments disclosed are not necessarily representative of the amount that could be realized or settled nor does the fair value amount consider the tax consequences of realization or settlement.

NOTE 20 - NET CAPITAL REQUIREMENTS

FMSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FMSC to maintain minimum net capital, as defined. At December 31, 2003, FMSC had net capital of $757,047, which was $344,479 in excess of its required net capital of $412,568. FMSC's ratio of aggregate indebtedness to net capital was 8.17 to 1.

NOTE 21 - VALUATION ACCOUNT

	Balance at beginning of period	Charged to costs and expenses	Additions charged to other accounts	Deductions	Balance at end of period
Valuation allowance for Deferred tax assets:					
Year ended December 31, 2003	$3,635,131	$1,657,869	$—	$—	$5,293,000
Year ended December 31, 2002	2,305,456	1,329,675	—	—	3,635,131
Year ended December 31, 2001	428,805	1,876,651	—	—	2,305,456

NOTE 22 - UNAUDITED QUARTERLY RESULTS OF OPERATIONS

	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenues	$10,956,167	$15,902,470	$15,171,548	$16,196,497
Expenses	11,427,511	17,241,938	15,460,089	17,615,187
Net loss	(471,344)	(1,339,468)	(288,541)	(1,418,690)
Net loss applicable to common stockholders	(496,183)	(1,339,468)	(288,541)	(1,418,690)
Loss per common share:				
Net loss applicable to common stockholders - basic and diluted	(.06)	(.16)	(.03)	(.16)

	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenues	$12,748,468	$12,876,729	$10,738,742	$11,602,805
Expenses	13,044,130	13,849,861	11,243,268	12,789,920
Net loss	(295,662)	(973,132)	(504,526)	(1,187,115)
Net loss applicable to common stockholders	(320,502)	(997,971)	(529,365)	(1,211,884)
Loss per common share:				
Net loss applicable to common stockholders - basic and diluted	(.04)	(.12)	(.06)	(.14)

Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share figures in 2003 does not necessarily equal the total computed for the entire year.

NOTE 23 - SUBSEQUENT EVENTS

Employment Agreements

Effective in January 2004, the board named William Kurinsky Chief Executive Officer, replacing Herb Kurinsky, who has retained the office of Chairman. The board also named Victor Kurylak President. In connection with these management changes, FMFC entered into new employment agreements with the three executive officers. The agreements provide for annual base salaries of $200,000, $300,000 and $250,000, for the Chairman, CEO and President, respectively, customary fringe benefits, severance, and participation in an executive bonus pool and a corporate finance bonus pool. The executive bonus pool will be equal to 15% of net pre-tax profit, as defined, provided that net pre-tax profit for any bonus year exceeds $500,000. The corporate finance bonus pool will provide for grants of up to 20% of warrants and other securities issued to the Company for investment banking services. In the event of a change of control, as defined, the Chairman and CEO will each be entitled to receive a single cash payment equal to three times the amount of the five-year average of their gross incomes, as well as the automatic vesting of any unvested Company securities granted to them. The agreements have terms of two, five, and three years, respectively, for the Chairman, CEO and President, with a one-year extension provision. The agreements also provide for the following restricted stock and option grants:

Chairman: 375,000 restricted shares of common stock vesting one-third in three, six and nine months, respectively, from the grant date.

CEO: 375,000 restricted shares of common stock vesting one-third in three, six and nine months, respectively, from the grant date.

President: 250,000 restricted shares of common stock vesting one-third on each of the next three grant date anniversaries; 250,000 stock options exercisable at $.50 per share and 250,000 stock options exercisable at $.75 per share, vesting one-third on each of the next three grant date anniversaries.

A. Principal Market

Our common stock is traded in the over-the-counter market. Trading in the our common stock is reported on the NASD Bulletin Board system and in the pink sheets published by Pink Sheets LLC. We believe that there is an established public trading market for our common stock based on the volume of trading in our common stock and the existence of market makers who regularly publish quotations for our common stock. Our Class A, Class B and Class C Warrants commenced trading in the over-the-counter market upon their issuance in March 1998. The Class A Warrants and Class B Warrants expired on February 17, 2003. The Class C Warrants are exercisable until February 17, 2005.

B. Market Information

Our common stock commenced trading in the over-the-counter market in 1987. On March 30, 2004, our common stock had a high and low bid price of $.38 and $.32, respectively.

The following is the range of high and low bid prices for such securities for the periods indicated below:

Common Stock

Fiscal Year 2004	**High Bid**	**Low Bid**
1st Quarter (through 3/29/04)	$.43	$.30
Fiscal Year 2003	**High Bid**	**Low Bid**
1st Quarter	$.22	$.20
2nd Quarter	$.32	$.17
3rd Quarter	$.32	$.20
4th Quarter	$.40	$.24
Fiscal Year 2002	**High Bid**	**Low Bid**
1st Quarter	$.55	$.25
2nd Quarter	$.53	$.21
3rd Quarter	$.51	$.21
4th Quarter	$.23	$.18

C. Number of Record Holders

The approximate number of record holders of our common stock as of March 30, 2004 was 470. Such number of record holders was determined from our stockholder records, and does not include beneficial owners of our common stock whose shares are held in the names of various security holders, dealers and clearing agencies. We believe there are in excess of 3,000 beneficial holders of our common stock.

D. Dividend Policy

We have not paid any dividends upon our common stock since our inception, and do not expect to pay any dividends upon our common stock in the foreseeable future and plan to retain earnings, if any, to finance the development and expansion of our business. We pay quarterly dividends on outstanding shares of our Series A Preferred Stock at the rate of 6% per annum, subject to the limitations under the New Jersey Business Corporation Act. There are currently outstanding 311,089 shares of Series A Preferred Stock. We have not paid dividends on our outstanding shares of Series A Preferred Stock since the first quarter of our 2003 fiscal year. There can be no assurance that we will continue to pay dividends in the future.

Sales of Unregistered Securities

Private Placement

In December 2003, we completed a private offering of 6% convertible debentures. We offered an aggregate of $3,000,000 of the debentures to accredited investors on a best efforts basis. In the offering, we sold an aggregate amount of $1,895,000 of debentures. The debentures are initially convertible into shares of our common stock at the conversion price of $0.50 per share. Interest on the debentures accrues at the rate of 6% per annum and is payable in cash on a semi-annual basis on April 1st and October 1st of each year until maturity or conversion. Each debenture is due and payable five (5) years from issuance, unless previously converted into shares of common stock. Montauk Financial Group served as our placement agent for the sale of the debentures. We paid commissions of ten percent (10%) of the principal amount sold, and issued warrants to purchase 189,500 shares of common stock, exercisable at $0.50 per share, which expire five (5) years from the date of issuance, to registered representatives of Montauk Financial Group who participated in the sale of the debentures. Additional information regarding this offering is described under the caption "General Business Developments During the 2003 Fiscal Year – Debenture Offering" in Item 1 "Business" of this Annual Report on Form 10-K.

Settlement of Certain Claims

On July 17, 2003, we entered into a settlement agreement, along with Montauk Financial Group, with certain claimants in order to settle pending arbitration proceedings which were brought against us within the last eighteen months. The covered proceedings arose out of customer purchases of certain high-yield corporate bonds which declined in market value and subsequently defaulted. The settlement agreement covers eleven separate claims and sought an aggregate of approximately $12.3 million in damages. In exchange for the consideration we provided, each claimant granted a general release of claims in favor of our company and all individual respondents, with the exception of the registered representative who had handled the claimants' accounts. In consideration for the release granted by the claimants, we agreed to pay to the claimants an aggregate of $1,000,000 cash and to issue to the claimants warrants to purchase an aggregate of 750,000 shares of our common stock and 500,000 shares of our common stock. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock underlying the warrants and fifty percent of the shares of common stock issued in connection with the settlement agreement.

CORPORATE DIRECTORY

DIRECTORS AND EXECUTIVE OFFICERS:

Herb Kurinsky
Chairman of the Board of Directors
First Montauk Financial Corp.

William J. Kurinsky
Vice Chairman of the Board of Directors
Chief Executive Officer
First Montauk Financial Corp. and
First Montauk Securities Corp.

Victor K. Kurylak
President
Chief Operating Officer
First Montauk Financial Corp. and
First Montauk Securities Corp.

Robert I. Rabinowitz, Esq.
General Counsel
First Montauk Financial Corp. and
First Montauk Securities Corp.

Mark D. Lowe, CFP, ChFC, CLU
President
Montauk Insurance Services, Inc.

Mindy Horowitz, CPA
Sr. Vice President Finance
First Montauk Securities Corp.

Brian M. Cohen
Chief Information Officer
First Montauk Securities Corp.

Norma Doxey
Director
First Montauk Financial Corp.

Ward R. Jones Jr.
Director
First Montauk Financial Corp.

Barry D. Shapiro, CPA
Director
First Montauk Financial Corp.

Corporate Counsel
Goldstein & DiGioia LLP
45 Broadway, 11th Floor
New York, NY 10006

Independent Auditors
Schneider & Associates LLP
100 Jericho Quadrangle
Jericho, NY 11753

Transfer Agent
North American Transfer Company
147 West Merrick Road
Freeport, NY 11521

Corporate Headquarters
First Montauk Financial Corp. and
Subsidiaries
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
(732) 842-4700

Form 10-K:
The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders may obtain a copy at no charge by writing to:

William J. Kurinsky
Chief Executive Officer
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
Web Site: www.montaukfinancial.com
Email: info@montaukfinancial.com

Stock Listing:
First Montauk Financial Corp.'s common stock is traded in the over-the-counter market under the symbol "FMFK".

Annual Meeting:
The 2004 Annual Meeting of Shareholders of First Montauk Financial Corp. will be held on Friday, June 25, 2004, 10:00AM at the Corporate Headquarters.


MONTAUK
FINANCIAL GROUP

arkway 109 Office Center
28 Newman Springs Road
Red Bank, NJ 07701
(32) 842-4700
www.montaukfinancial.com